UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: October 25, 2011
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                     Form 40-F ☐

The information contained in this Form 6-K is hereby furnished, not filed, and will not be incorporated by reference into any registration statement, prospectus, offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the Securities and Exchange Commission.

Following the discovery in September 2011 of unauthorized and fictitious trading by an employee in our Global Synthetic Equity business unit in London, and on the basis of information now available to management concerning the circumstances surrounding the trading and the related controls, we have determined that certain controls designed to prevent or detect the use of unauthorized and fictitious transactions on a timely basis were not operating effectively. We have further determined that the control deficiencies that led to the failure to prevent or detect unauthorized and fictitious trading on a timely basis also existed at the end of 2010.
A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a registrant’s financial statements will not be prevented or detected on a timely basis. Management has re-assessed whether our internal control over financial reporting was effective on 31 December 2010, and has determined that there is a reasonable possibility that the control deficiencies that existed on that date could have been sufficient to result in a material misstatement of our consolidated financial statements as of and for the year ended 31 December 2010.
On this basis, management, including our Group CEO and Group CFO, has concluded that there was a material weakness in our internal control over financial reporting on 31 December 2010 and, accordingly, that our internal control over financial reporting was not effective as of that date. On the basis of the available information to date, management has concluded that (i) the control requiring bilateral confirmation with counterparties of trades within our Investment Bank’s equities business with settlement dates of greater than 15 days after trade date was not operating, and when such trades were cancelled, re-booked or amended, the related monitoring control to ensure the validity of these changes had ceased to operate effectively, and (ii) the controls in the inter-desk reconciliation process within the Investment Bank’s equities and fixed income, currencies and commodities businesses to ensure that internal transactions are valid and accurately recorded in our books and records, including controls over cancellations and amendments of internal trades that require supervisor review, intervention and resolution, did not operate effectively.
Management has likewise determined that, solely because of these deficiencies, our disclosure controls and procedures (as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934) were not effective on 31 December 2010.
Accordingly, our previous evaluation stating that our disclosure controls and procedures were effective on 31 December 2010 and the reports of management and of our independent registered public accounting firm on internal control over financial reporting on 31 December 2010, all of which were included in our 2010 Annual Report on Form 20-F filed with the SEC on 15 March 2011, should no longer be relied upon.
Notwithstanding the foregoing, we have determined that our consolidated financial statements included in our 2010 Annual Report on Form 20-F continue to fairly present, in all material respects, our financial position on 31 December 2008, 2009 and 2010 and our results of operations and cash flows for the years ended 31 December 2008, 2009 and 2010 in accordance with IFRS.
Subsequent to the identification of the unauthorized and fictitious trading activity, we have been remediating and will continue to remediate the control deficiencies referred to above. We have reactivated the confirmation control referred to in (i) above, have initiated work on a front-to-back control process to ensure that the exceptions identified by the inter-desk reconciliation process referred to in (ii) above are effectively reviewed, investigated and resolved on a timely basis, and will develop new monitoring reports and controls to achieve operating effectiveness in performing the controls referred to in (i) and (ii) above as part of a broader program to strengthen the effectiveness of supervisory oversight.
Investigations are ongoing and we expect we will be adopting further controls and procedures following completion of such investigations and discussions with our regulators. In the course of these ongoing investigations, management may become aware of facts relating to the Investment Bank that cause it to broaden the scope of the findings described above. In addition, management recognizes that the aforementioned material weakness in internal control over financial reporting will only be confirmed as having been remediated on 31 December 2011 if the necessary internal controls have been designed effectively, placed into operation, operated for a reasonable period of time, and tested, allowing management to conclude that the controls are operating effectively.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Group Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Director

Date: October 25, 2011